Schedule I

RED CAPITAL MARKETS, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

March 31, 2016

Total ownership equity qualified for net capital	$	16,691,844
Deductions and/or charges:		
Nonallowable assets		2,314,877
Net capital before haircuts on security positions		14,376,967
Haircuts on security positions:		
Trading and investment securities:		
Other securities		198,014
Undue concentration		53,626
Total haircuts on security positions		251,640
Net capital		14,125,327
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)		462,176
Minimum dollar net capital requirement of reporting broker-dealer		250,000
Net capital requirement		462,176
Excess net capital	$	13,663,151
Computation of aggregate indebtedness:		
Total aggregate indebtedness	$	6,932,642
Deduct adjustment based upon deposits in special reserve bank accounts		—
Total aggregate indebtedness	$	6,932,642
Percentage of aggregate indebtedness to net capital		49.08%

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as filed on April 25, 2016.

See accompanying report of independent registered public accounting firm.